UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

DEERFIELD CAPITAL CORP.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
244331302
(CUSIP Number)
Andrew Intrater
Bounty Investments, LLC
c/o Renova U.S. Management LLC
601 Lexington Avenue, 58th Floor
New York, New York 10022
(212) 418-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER:

0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement (as defined herein) and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to adjustment from time to time for specified events pursuant to the Convertible Notes Agreement (as defined herein).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER:

0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement (as defined herein) and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to adjustment from time to time for specified events pursuant to the Convertible Notes Agreement (as defined herein).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Mayflower Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER:

0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement (as defined herein) and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to adjustment from time to time for specified events pursuant to the Convertible Notes Agreement (as defined herein).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER:

0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement (as defined herein) and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to adjustment from time to time for specified events pursuant to the Convertible Notes Agreement (as defined herein).

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Capital Corp., a Maryland corporation (the “Issuer”).
     The address of the Issuer’s principal executive office is 6250 North River Road, 12th Floor, Rosemont, Illinois 60018.
Item 2. Identity and Background.
     This Schedule 13D is being filed by the following persons: (1) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (2) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (3) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (4) TZ Columbus Services Limited, a British Virgin Islands corporation, (“TZ” and, together with Bounty, Santa Maria and Mayflower, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly pursuant to their joint filing agreement (the “Joint Filing Agreement”), filed as an Exhibit hereto and incorporated herein by reference.
     Bounty is principally engaged in the business of making investments in securities. The principal office and business address of Bounty is c/o Renova U.S. Management LLC, 601 Lexington Avenue, 58th Floor, New York, New York 10022. The managers of Bounty are Jay Haft, Michael Sloan and Andrew Intrater, all of whom are citizens of the United States. In addition, Mr. Sloan is the Chief Financial Officer and Mr. Intrater is the Chief Executive Officer of Bounty. Mr. Haft is a Partner of Renova U.S. Management LLC, Mr. Sloan is the Chief Financial Officer of Renova U.S. Management LLC and Mr. Intrater is the Chief Executive Officer of Renova U.S. Management LLC, the business address of which is 601 Lexington Avenue, 58th Floor, New York, New York 10022. The principal office and business address of each of Mr. Sloan, Mr. Intrater and Mr. Haft is c/o Renova U.S. Management LLC, 601 Lexington Avenue, 58th Floor, New York, New York 10022.
     Santa Maria, in its capacity as a member of 80% of the equity interests in Bounty, is principally engaged in the business of making investments in securities. The principal office and business address of Santa Maria is 2nd Terrace West, Centreville, Nassau, Bahamas. The directors of Santa Maria are Marco Montanari, a citizen of Switzerland, Shakira Burrows, a citizen of the Bahamas, and Olivier Chaponnier, a citizen of Switzerland. In addition, Mr. Montanari is President, Ms. Burrows is Secretary and Mr. Chaponnier is Treasurer of Santa Maria. Mr. Montanari is also a President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Ms. Burrows is also a Vice President of Helvetic Management Services Ltd. Mr. Chaponnier is also a Vice President of Helvetic Management Services Ltd. The principal office and business address of each of Mr. Montanari, Ms. Burrows and Mr. Chaponnier is c/o Helvetic Management Services Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas.
     Mayflower, in its capacity as the owner of 100% of the shares of common stock of Santa Maria, is principally engaged in the business of making investments in securities. The principal office and business address of Mayflower is c/o TZ Columbus Services Limited, Morgan &

Morgan Building, Pasea Estate, Road Town, Tortola, BVI. The sole trustee of Mayflower is TZ. There are no officers or directors of Mayflower.
     TZ, in its capacity as sole trustee of Mayflower, is principally engaged in the business of forming and operating trusts. The business address of TZ is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, BVI. The directors of TZ are Dr. Felix Bänninger, a citizen of Switzerland, Adenike Sicard-Roberts, a citizen of Jamaica, and Helene Ann Lewis, a citizen of Trinidad and Tobago. Dr. Bänninger is also a Partner at Treuco Trust Company, a trust business, the business address of which is Claridenstrasse 25, 8002 Zurich/Switzerland. The primary occupation of Mr. Sicard-Roberts is as a partner at HPA Lawyers, a law firm, the business address of which is Palm Chambers, Road Town, Tortola, BVI. Ms. Lewis is also a Senior Partner of Simonette Lewis, a law firm, the business address of which is Unit Two Mill Mall, Road Town, Tortola VG 1110, BVI.
     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As of the date hereof, the Reporting Persons hold (i) an aggregate of 4,545,455 shares of Common Stock that were issued to Bounty in a single transaction in exchange for all of the outstanding equity interests of Columbus Nova Credit Investments Management, LLC, a Delaware limited liability company (“CNCIM”) and (ii) $25 million in aggregate principal amount of the Senior Subordinated Convertible Notes with a seven and one-half year maturity, convertible into shares of Common Stock (the “Convertible Notes”) that were acquired in a single transaction by and between the Issuer and Bounty and are immediately convertible into 4,132,231 shares of Common Stock based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes and an initial conversion price of approximately $6.05 per share of Common Stock that is subject to adjustment from time to time for specified events pursuant to that certain Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010, by and between the Issuer and Bounty (the “Convertible Notes Agreement”), which is filed as an Exhibit hereto and incorporated herein by reference. The funding for the purchase of the Convertible Notes was obtained from Bounty’s contributed capital.
Item 4. Purpose of Transaction.
     Bounty acquired the Common Stock and the Convertible Notes for investment purposes pursuant to that certain Acquisition and Investment Agreement, dated as of March 22, 2010, by and among the Issuer, Bounty and CNCIM (the “Acquisition Agreement”) and the Convertible Notes Agreement.

     The $25 million in aggregate principal amount of the Convertible Notes are immediately convertible into 4,132,231 shares of Common Stock based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes and an initial conversion price of approximately $6.05 per share of Common Stock. Following certain corporate events that occur prior to maturity, including, without limitation, distributions of stock, stock splits or stock combinations, cash dividends, payments in tender or exchange offers, issuances of equity-linked securities and spin-off transactions, the conversion rate for a holder who elects to convert its Convertible Notes in connection with such corporate event will be adjusted. Pursuant to the terms of the Convertible Notes Agreement, interest on the Convertible Notes is payable quarterly in arrears. The Issuer may, in its sole discretion, pay up to 50% of the interest payment due on the Convertible Notes in pay-in-kind interest (the “PIK Interest”) by issuing additional Convertible Notes on each interest payment date, so long as the payment of PIK Interest would not be prohibited by, or constitute a default under, any other indebtedness or preferred stock of the Issuer or any of its subsidiaries (a “PIK Election”). To the extent that the Issuer has not made a PIK Election, the Issuer will pay interest in cash at a per annum rate of (i) 8% during the period from June 9, 2010 to June 8, 2012, (ii) 9% during the period from June 9, 2012 to June 8, 2013, (iii) 10% during the period from June 9, 2013 to June 8, 2014 and (iv) 11% from June 9, 2014 to December 8, 2017, which is the business day immediately prior to the date that the Convertible Notes mature, unless the Issuer elects to redeem all or any portion of the Convertible Notes early on or after June 9, 2012. To the extent that the Issuer has made a PIK Election, then the Issuer will pay interest at a per annum rate (the “PIK Interest Rate”) of (i) 10% during the period from June 9, 2010 to June 8, 2012, (ii) 11% during the period from June 9, 2012 to June 8, 2013 and (iii) 12% from June 9, 2013 to December 8, 2017, which is the business day immediately prior to the date that the Convertible Notes mature, unless the Issuer elects to redeem all or any portion of the Convertible Notes early on or after June 9, 2012. If the Issuer makes a PIK Election, then the PIK Interest Rate will apply to the calculation of all interest due on the date upon which interest is due and payable on the Convertible Notes. Once the Issuer has made a PIK Election, the PIK Interest Rate will apply to all subsequent periods for which interest is paid, whether in cash or in-kind. The description of the Convertible Notes Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     The Convertible Notes Agreement contains customary covenants, including negative covenants that restrict the Issuer’s ability to effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of its assets.
     Pursuant to that certain Stockholders Agreement, dated as of June 9, 2010, by and between the Issuer and Bounty (the “Stockholders Agreement”), the size of the board of directors of the Issuer (the “Board”) was increased by two directors so that the Board currently consists of nine directors divided equally among the three existing classes of directors. Bounty was given the right to designate three directors to the Board and designated (i) Daniel Schrupp, an independent director, who was subsequently appointed to the Board, designated as a Class I director and appointed to the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee by the Board, (ii) Andrew Intrater, who was subsequently appointed to the Board, designated as a Class II director and appointed to the Strategic Committee (as defined below) by the Board, and (iii) Jason Epstein, who was subsequently appointed to the Board, designated as a Class III director and appointed to the Strategic Committee and the Special Committee by the Board. In addition, pursuant to the Stockholders Agreement, Bounty was given the right to designate one observer to attend, but not vote at, all meetings of the Board and each committee of the Board. Bounty designated Paul Lipari as the observer.
     On June 9, 2010, the Issuer established a strategic committee of the Board (the “Strategic Committee”) pursuant to the Stockholders Agreement. The Strategic Committee initially consists of four members: two directors designated by Bounty and two directors designated by the independent directors of the Issuer not designated by Bounty. Bounty designated Andrew Intrater and Jason Epstein to the Strategic Committee. The Strategic Committee will report and make recommendations to the Board regarding (i) the identification and execution of merger and acquisition opportunities, (ii) the setting of the Issuer’s direction with its management, including new investment initiatives and investment products, (iii) the hiring, dismissal and scope of responsibility of senior management and (iv) the integration of the CLO platforms of CNCIM and the Issuer. If the Board approves the recommendations of the Strategic Committee, then the Strategic Committee will have the authority to manage the execution of such actions.
     Pursuant to the Stockholders Agreement, Bounty has certain customary preemptive rights as more fully described in the Stockholders Agreement so long as Bounty owns at least 5% of the outstanding Common Stock (assuming full conversion of the Convertible Notes). Bounty has also agreed to various customary standstill provisions as more fully described in the Stockholders Agreement until the earlier of June 9, 2013 and the date on which Bounty holds less than 10% of the outstanding Common Stock (including such shares of Common Stock convertible upon the conversion of the Convertible Notes). The description of the Stockholders Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Pursuant to the Stockholders Agreement, the Issuer amended and restated its Bylaws to adopt a Majority Voting Bylaw that requires each nominee for election to the Issuer’s Board to be elected by a majority of the votes cast at a meeting called for the election of directors. However, in the event the number of director nominees exceeds the number of vacant positions, directors will be elected by a plurality of the votes cast at such meeting, provided a quorum is present in person or by proxy. In order for any incumbent director to become a nominee of the Board for further service on the Board, such individual must submit an irrevocable resignation, and such resignation will be automatically effective if the incumbent director does not receive a majority vote in an election that is not a contested election. The description of the Amended and Restated Bylaws in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Except as described in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, intend to be actively involved in the Issuer’s business, operations and planning going forward, will exercise fully their rights as shareholders and under the various agreements described in Item 6 of this Schedule 13D and will take such actions (including any actions deemed to be taken by exercise of rights with respect to

Board approvals as provided in the Stockholders Agreement filed herewith) with respect to their investments in the Issuer as deemed appropriate in light of existing circumstances from time to time. The Reporting Persons also reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging transactions with respect to such securities (to the extent permitted in the Stockholder Agreement, the Acquisition Agreement and the Registration Rights Agreement, dated as of June 9, 2010, by and between Bounty and the Issuer (the “Registration Rights Agreement”) filed herewith and incorporated herein by reference and as set forth in Item 6), to discuss the Issuer’s business, operations and other affairs with the Issuer’s management, Board, stockholders, industry participants or other interested parties, to formulate other purposes, plans or proposals in the future or to take such other similar actions as they may deem appropriate depending on market conditions and/or other factors.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this Schedule 13D, Bounty directly holds 4,545,455 shares of Common Stock, which constitutes approximately 41.3% of the outstanding shares of Common Stock.1 However, Bounty may be deemed to beneficially own 8,677,686 shares of Common Stock, which constitutes approximately 57.3% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.2 Of these shares of Common Stock, (i) 4,545,455 shares are shares of Common Stock issued by the Issuer to Bounty pursuant to the Acquisition Agreement at an implied price per share of $5.50 and (ii) 4,132,231 shares are shares of Common Stock issuable by the Issuer to Bounty upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes. Following certain corporate events that occur prior to maturity, including, without limitation, distributions of stock, stock splits or stock combinations, cash dividends, payments in tender or exchange offers, issuances of equity-linked securities and spin-off transactions, the conversion rate will be adjusted. Under the Convertible Notes Agreement, Bounty may also convert any PIK Interest it receives into shares of Common Stock, which shares are not included in the preceding calculations. The descriptions of the Acquisition Agreement and the Convertible Notes Agreement are qualified entirely by reference to the full text of such agreements, which are included as Exhibits hereto and incorporated by reference herein.
     Due to their relationships with each other and with Bounty, each of Santa Maria, Mayflower and TZ may be deemed to be the beneficial owners of the 8,677,686 shares of Common Stock beneficially owned by Bounty.
     (b) Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 8,677,686 shares of Common Stock, including 4,545,455 shares of Common Stock acquired pursuant to the Acquisition Agreement and 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of

[1]	Based on 11,000,812 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement.

[2]	Based on 15,133,043 shares of Common Stock, 6,455,357 of which were outstanding as of May 14, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on May 17, 2010, 4,545,455 of which were issued by the Issuer pursuant to the Acquisition Agreement, and 4,132,231 shares of which are issuable by the Issuer upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes as of the date of the Convertible Notes Agreement.

the Issuer’s Senior Subordinated Convertible Notes owned by Bounty. None of the Reporting Persons own any shares of Common Stock over which they have sole voting, disposition or investment power.
     (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Acquisition Agreement
     In connection with the Acquisition Agreement, Bounty sold all of the outstanding equity interests of CNCIM to the Issuer in exchange for total consideration of $32.5 million, which consists of (i) 4,545,455 shares of Common Stock (at an implied price of $5.50 per share) and (ii) deferred payments totaling $7,500,000 in cash payable in five equal installments beginning on December 9, 2010 and ending on December 9, 2015. The description of the Acquisition Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Convertible Notes Agreement
     In connection with the Convertible Notes Agreement, Bounty agreed to purchase for cash $25 million in aggregate principal amount of Convertible Notes. The Convertible Notes are immediately convertible into 4,132,231 shares of Common Stock based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes. Following certain corporate events that occur prior to maturity, including, without limitation, distributions of stock, stock splits or stock combinations, cash dividends, payments in tender or exchange offers, issuances of equity-linked securities and spin-off transactions, the conversion rate will be adjusted. Pursuant to the terms of the Convertible Notes Agreement, interest on the Convertible Notes is payable quarterly in arrears.
     The Issuer may, in its sole discretion, make a PIK Election for up to 50% of the interest payment due on the Convertible Notes by issuing additional Convertible Notes on each interest payment date, so long as the payment of PIK Interest would not be prohibited by, or constitute a default under, any other indebtedness or preferred stock of the Issuer or any of its subsidiaries. To the extent that the Issuer has not made a PIK Election, the Issuer will pay interest in cash at a per annum rate of (i) 8% during the period from June 9, 2010 to June 8, 2012, (ii) 9% during the period from June 9, 2012 to June 8, 2013, (iii) 10% during the period from June 9, 2013 to June 8, 2014 and (iv) 11% from June 9, 2014 to December 8, 2017, which is the business day immediately prior to the date that the Convertible Notes mature, unless the Issuer elects to pay the Convertible Notes early on or after June 9, 2012. To the extent that the Issuer has made a PIK Election, the Issuer will pay the PIK Interest Rate, which shall equal (i) 10% during the period from June 9, 2010 to June 8, 2012, (ii) 11% during the period from June 9, 2012 to June 8, 2013 and (iii) 12% from June 9, 2013 to December 8, 2017, which is the business day immediately prior to the date that the Convertible Notes mature, unless the Issuer elects to pay the Convertible Notes early on or after June 9, 2012. If the Issuer makes a PIK Election, then the PIK Interest Rate will apply to the calculation of all interest due on the date upon which interest is due and payable on the Convertible Notes and will apply to all subsequent periods for which interest is paid, whether in cash or in-kind.
     On or after June 9, 2012, the Issuer may redeem all or a part of the Convertible Notes upon not less than 30 nor more than 60 days notice at a redemption price equal to 100% of the principal amount of the Convertible Notes plus (i) if the redemption date is on or prior to June 9, 2013, a premium equal to the interest rate then in effect as an additional percentage of principal amount and (ii) if the redemption date is after June 9, 2013 but on or prior to June 9, 2014, a premium equal to one-half of the interest rate then in effect as an additional percentage of principal amount, in each case, plus accrued and unpaid interest on the Convertible Notes redeemed up to the applicable redemption date. The Issuer is not required to make a mandatory redemption of the Convertible Notes.
     The Convertible Notes Agreement contains customary covenants, including negative covenants that restrict the Issuer’s ability to effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of its assets.
     The Convertible Notes Agreement contains events of default customary for agreements of its type (with customary grace periods, as applicable) and provides that, upon the occurrence of an event of default arising from certain events of bankruptcy or insolvency with respect to the Issuer and its material subsidiaries, all outstanding Convertible Notes will become due and payable immediately without further action or notice. If any other type of event of default occurs and is continuing, then the holders of at least 33 1/3% in principal amount of the then outstanding Convertible Notes may declare all the Convertible Notes to be due and payable immediately. The description of the Convertible Notes Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Stockholders Agreement
     On June 9, 2010, Bounty and the Issuer entered into the Stockholders Agreement. Under the terms of the Stockholders Agreement, the size of the Board was increased by two directors so that the Board currently consists of nine directors divided equally among the three existing classes of directors.

     So long as Bounty owns at least 25% of the outstanding Common Stock (assuming full conversion of the Convertible Notes), Bounty has the right to designate three directors to the Board, one of whom must qualify as an independent director pursuant to the Issuer’s corporate governance guidelines and applicable NASDAQ rules. So long as Bounty owns at least 15% but less than 25% of the outstanding Common Stock (assuming full conversion of the Convertible Notes), Bounty has the right to designate two directors to the Board. So long as Bounty owns at least 5% but less than 15% of the outstanding Common Stock (assuming full conversion of the Convertible Notes), Bounty has the right to designate one director to the Board.
     Bounty has the right to designate one observer to attend, but not vote at, all meetings of the Board and each committee of the Board for so long as Bounty owns at least 15% of the outstanding Common Stock (assuming full conversion of the Convertible Notes).
     The Issuer agreed to establish the Strategic Committee initially consisting of four directors, two directors designated by Bounty and two directors designated by the independent directors of the Issuer not designated by Bounty. Pursuant to the Stockholders Agreement, the Strategic Committee has the responsibility to report and make recommendations to the Board regarding (i) the identification and execution of merger and acquisition opportunities, (ii) the setting of the Issuer’s direction with its management, including new investment initiatives and investment products, (iii) the hiring, dismissal and scope of responsibility of senior management and (iv) the integration of the CLO platforms of CNCIM and the Issuer. If the Board approves the recommendations of the Strategic Committee, then the Strategic Committee will have the authority to manage the execution of such actions.
     Bounty is entitled to representation on all committees of the Board based on the ratio of the number of directors Bounty is entitled to designate to the Board divided by the total number of directors on the Board, multiplied by the total number of members on such committee, provided that for so long as Bounty holds at least 15% of the outstanding Common Stock (assuming full conversion of the Convertible Notes), Bounty is entitled to have at least one of its designees to the Board represented on each committee.
     Pursuant to the Stockholders Agreement, Bounty has certain customary preemptive rights as more fully described in the Stockholders Agreement so long as Bounty owns at least 5% of the outstanding Common Stock (assuming full conversion of the Convertible Notes). Bounty has also agreed to various customary standstill provisions as more fully described in the Stockholders Agreement until the earlier of June 9, 2013 and the date on which Bounty holds less than 10% of the outstanding Common Stock (including such shares of Common Stock convertible upon the conversion of the Convertible Notes). The description of the Stockholders Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Pursuant to the Stockholders Agreement, the Issuer agreed to amend and restate its Bylaws to adopt a Majority Voting Bylaw that requires each nominee for election to the Issuer’s Board to be elected by a majority of the votes cast at a meeting called for the election of directors. However, in the event the number of director nominees exceeds the number of vacant positions, directors will be elected by a plurality of the votes cast at such meeting, provided a quorum is present in person or by proxy. In order for any incumbent director to become a nominee of the Board for further service on the Board, such individual must submit an irrevocable resignation, and such resignation will be automatically effective if the incumbent director does not receive a majority vote in an election that is not a contested election. The description of the Amended and Restated Bylaws in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Registration Rights Agreement
     Pursuant to the Registration Rights Agreement, the Issuer agreed (i) to provide Bounty with four demand rights and unlimited piggyback rights, subject to customary underwriter cutbacks and Issuer blackout periods, with respect to the shares of the Common Stock (including such shares of Common Stock convertible upon the conversion of the Convertible Notes) owned by Bounty and (ii) to pay all fees and expenses relating to the registration of such shares of Common Stock. The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of June 18, 2010, by and among the Reporting Persons.*

2.	Power of Attorney of Santa Maria Overseas Ltd., dated as of June 17, 2010.*

3.	Power of Attorney of TZ Columbus Services Limited on its own behalf and on behalf of Mayflower Trust, dated as of June 17, 2010.*

4.	Amended and Restated Bylaws of Deerfield Capital Corp. as adopted by the Board of Directors of Deerfield Capital Corp. on June 9, 2010 (incorporated by reference to Exhibit 3.1 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on June 15, 2010).

5.	Acquisition and Investment Agreement, dated as of March 22, 2010, by and among Deerfield Capital Corp., Bounty Investments, LLC and Columbus Nova Credit Investment Management, LLC (incorporated by reference to Exhibit 2.1 of Deerfield Capital Corp.’s Current Report on Form 8-K, filed on March 23, 2010).

6.	Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010, by and between Deerfield Capital Corp. and Bounty Investments, LLC (incorporated by reference to Exhibit 4.1 of Deerfield Capital Corp.’s Current Report on Form 8-K, filed on March 23, 2010).

7.	Stockholders Agreement between Deerfield Capital Corp. and Bounty Investments, LLC, dated as of June 9, 2010 (incorporated by reference to Exhibit 10.1 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on June 15, 2010).

8.	Registration Rights Agreement between Deerfield Capital Corp. and Bounty Investments, LLC, dated as of June 9, 2010 (incorporated by reference to Exhibit 10.2 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on June 15, 2010).

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 18, 2010

BOUNTY INVESTMENTS, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

MAYFLOWER TRUST
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact